SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO 13d-2(a)

(Amendment No. 1)1

Chart Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16115Q 20 9

(CUSIP Number)

Matthew J. Klaben

Calfee, Halter & Griswold LLP

800 Superior Avenue, Suite 1400

Cleveland, OH 44114-2688

216-622-8489

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16115Q 20 9	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arthur S. Holmes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 16115Q 20 9	13D/A	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christine H. Holmes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 16115Q 20 9	13D/A	Page 4 of 5 Pages

This Amendment No. 1 supplements and amends the Schedule 13D previously filed with the Commission on August 12, 2005 (the “Schedule 13D”) by Arthur S. Holmes, as Trustee of the Arthur S. Holmes Trust dated December 20, 1993, as restated January 22, 1998 and March 4, 2003 (the “Arthur Holmes Trust”), and Christine H. Holmes, as Trustee of the Christine H. Holmes Trust dated December 20, 1993 and restated January 22, 1998 and March 4, 2003 (the “Christine Holmes Trust”), relating to the shares of common stock, par value $0.01 per share, of the Issuer (“Common Shares”). Arthur S. Holmes and Christine H. Holmes are sometimes collectively referred to hereinafter as the “Reporting Persons.” Other capitalized terms not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is hereby amended by removing the second sentence thereof and inserting the following sentence in its place:

“The address of the principal executive office of the Issuer is One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio 44125.”

Item 4. Purpose of Transaction.

Item 4 is amended to add the following at the end thereof:

“On October 17, 2005, the Reporting Persons, sold their Common Shares (except for 223 Common Shares held by Mr. Holmes in an individual retirement account) to the Merger Subsidiary pursuant to the terms of the Merger Agreement. On the same date, upon consummation of the merger contemplated by the Merger Agreement, all outstanding warrants to purchase Common Shares (each, a “Warrant”), outstanding options to purchase Common Shares and all remaining Common Shares held by the Reporting Persons were canceled in accordance with the terms of the Merger Agreement.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows in its entirety:

“(a) As of the close of business on October 17, 2005, neither of the Reporting Persons beneficially owned any Common Shares.

(b) As of the close of business on October 17, 2005, neither of the Reporting Persons had the power, whether sole or shared, to vote, direct the vote, dispose of or direct the disposition of any Common Shares.

(c) On October 17, 2005, the Arthur Holmes Trust and the Christine Holmes Trust sold 37,988 and 36,848 Common Shares, respectively, to the Merger Subsidiary for a per share price of $64.75 (the “Per Share Consideration”), which represented a per share price of $65.74 minus the Issuer’s transaction expenses of $0.99 per share related to the transactions contemplated by the Merger Agreement. Additionally, on October 17, 2005 pursuant to the Merger Agreement, (i) each of the Common Shares outstanding immediately prior to the merger (other than those owned by the Merger Subsidiary and those with respect to which appraisal rights are exercised under

CUSIP No. 16115Q 20 9	13D/A	Page 5 of 5 Pages

Delaware law) was converted into, and each certificate formerly representing Common Shares now represents, the right to receive the Per Share Consideration, and (ii) each of the outstanding Warrants was converted into, and each certificate formerly representing a Warrant now represents, the right to receive $31.78 in cash per Warrant (the “Warrant Consideration”). In addition, in connection with the merger, a stock option formerly held by Mr. Holmes to acquire 2,000 Common Shares was cancelled in exchange for a cash payment equal to the excess of $64.75 over the option exercise price, multiplied by the number of shares subject to the option. Immediately prior to the merger, Mr. Holmes beneficially owned 223 Common Shares held in an individual retirement account, and the Arthur Holmes Trust and the Christine Holmes Trust owned 39,987 and 38,787 Warrants, respectively. Mr. Holmes intends to exchange his 223 Common Shares for the Per Share Consideration, and each of the Reporting Persons, as trustee of their respective trust, intends to exchange the Warrants for the Warrant Consideration.

(d) Not applicable.

(e) As of October 17, 2005, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2005	ARTHUR S. HOLMES TRUST DATED DECEMBER 20, 1993, AS RESTATED JANUARY 22, 1998 and MARCH 4, 2003

	By:	/s/ Arthur S. Holmes
	Name:	Arthur S. Holmes
	Title:	Trustee

Dated: October 28, 2005	CHRISTINE H. HOLMES TRUST DATED DECEMBER 20, 1993, AS RESTATED JANUARY 22, 1998 and MARCH 4, 2003

	By:	/s/ Christine H. Holmes
	Name:	Christine H. Holmes
	Title:	Trustee